Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction	Ownership

Sweet Lollipop Co., Ltd	British Virgin Islands	100%

Long Yun International Holdings Limited	Hong Kong	100%

Hangzhou Long Yun Network Technology Co., Ltd.	People’s Republic of China	Variable Interest Entity

Hangzhou Dacheng Investment Management Co., Ltd.	People’s Republic of China	100%

Hangzhou Taikexi Dacheng Automobile Technology Service Co. Ltd.	People’s Republic of China	60%

Shenzhen Guanpeng International Technology Co., Ltd.	People’s Republic of China	51%

Zhejiang Shengqian Business Consulting Co., Ltd	People’s Republic of China	100%

Hangzhou Xuzhihang Supply Chain Management Co., Ltd.	People’s Republic of China	60%

Dacheng Liantong Zhejiang Information Technology Co., Ltd	People’s Republic of China	100%